Exhibit 11.0

                        COMPUTATION OF EARNINGS PER SHARE

                                                    Three months ended    Three months ended
                                                      March 31, 2007         March 31, 2006
                                                      -------------------------------------
Income available to common stockholders               $      383,333         $       42,740

Weighted average shares outstanding                        2,675,233              2,694,074

Basic earnings per share                              $         0.14         $         0.02

Income for diluted earnings per share                 $      383,333         $       42,740

Total weighted average common shares and
    equivalents outstanding for diluted computation        2,675,233              2,694,074

Diluted earnings per share                            $         0.14         $         0.02



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